UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

American Community Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02521B 10 1
(CUSIP Number)

September 14, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]    Rule 13d-1(b)
[ X ]    Rule 13d-1(c)
[     ]    Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons German American Bancorp EIN: 35-1547518

2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.	Sole Voting Power 156,660
6.	Shared Voting Power None
7.	Sole Dispositive Power 156,660
8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,660

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person CO

Item 1(a)	Name of Issuer American Community Bancorp, Inc. (the "Issuer")

Items 1(b)	Address of Issuer's Principal Executive Offices 4424 Vogel Road Evansville, IN 47715

Item 2(a)	Name of Person Filing German American Bancorp (the "Company")

Item 2(b)	Address of Principal Business Office 711 Main Street P.O. Box 810 Jasper, IN 47547-0810

Item 2(c)	Citizenship Incorporated in the State of Indiana

Item 2(d)	Title of Class of Securities This report covers the Issuer's Common Stock, no par value ("Common Stock")

Item 2(e)	CUSIP No. The CUSIP number of the Common Stock is 02521B 10 1.

Item 3	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b)... Not applicable.

Item 4	Ownership

The following information is provided as of September 14, 2004:
(a)    Amount Beneficially Owned: 156,660 shares
(b)    Percent of Class: 9.9%
(c)    Number of shares as to which the person has:
          (i)     sole power to vote or direct the vote: 156,660
         (ii)     shared power to vote or direct the vote: None
        (iii)     sole power to dispose or to direct the disposition of: 156,660
        (iv)    shared power to dispose or to direct the disposition of: None

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer owned by the Company.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8	Identification and Classification of Members of the Group Not applicable.

Item 9	Notice of Dissolution of the Group Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2004

German American Bancorp By: /s/ Mark A. Schroeder Mark A. Schroeder President and CEO